UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41712

Digital Currency X Technology Inc.

(Exact name of registrant as specified in its charter)

Room 1101, 11/F., Capital Centre, 151 Gloucester Road, Wanchai, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXTRAORDINARY GENERAL MEETING OF DIGITAL CURRENCY X TECHNOLOGY INC.

The extraordinary general meeting of shareholders (the “EGM”) of Digital Currency X Technology Inc. (the “Company”) was held on May 13, 2026, at 10:00 A.M., Hong Kong Time (10 P.M. Eastern Time on May 12, 2026), at 2206-19 Jardine House, 1 Connaught Place, Hong Kong and via Zoom (Meeting ID: 923 9027 5290; Passcode: 625564).

At the EGM, the Company’s shareholders approved: (1) proposal one: to consider and approve as a special resolution that, subject to all requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with (together, the “Share Capital Reduction and Reorganization”): (i) the par value of each issued class A ordinary share of a par value of US$3.6 and each issued class B ordinary shares of a par value of US$3.6 in the share capital of the Company be reduced to US$0.0001 by cancelling US$3.5999 of the paid-up capital on each issued class A ordinary share of a par value of US$3.6 and each issued class B ordinary share of a par value of US$3.6 (the “Share Capital Reduction”); (ii) following the Share Capital Reduction, the amount deemed to be paid up on each issued share of the Company shall be US$0.0001; (iii) the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the Board may deem fit and as permitted under the Companies Act, the fourth amended and restated memorandum and articles of association of the Company currently in effect (the “Existing M&A”) and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time; (iv) immediately following the Share Capital Reduction: a. each authorised but unissued class A ordinary share of a par value of US$3.6 be subdivided into 36,000 class A ordinary shares of a par value of US$0.0001 each; and b. each authorised but unissued class B ordinary share of a par value of US$3.6 be subdivided into 36,000 class B ordinary shares of a par value of US$0.0001 each.(the “Share Sub-Division”); (v) immediately following the Share Sub-Division, the authorised share capital of the Company be altered by the cancellation of such number of excess authorised but unissued class A ordinary shares of a par value of US$0.0001 each and authorised but unissued class B ordinary shares of a par value of US$0.0001 each as will result in the Company having authorised share capital of US$83,333.33̅ divided into 833,333,333.33̅ shares of a par value of US$0.0001 each, comprising (a) 831,833,333.33̅ class A ordinary shares of a par value of US$0.0001 each and (b) 1,500,000 class B ordinary shares of a par value of US$0.0001 each (the “Cancellation”); and (vi) immediately following the Share Capital Reduction, the Share Sub-Division and the Cancellation, the authorised share capital of the Company shall be changed, from US$3,000,000,000 divided into 833,333,333.33̅ shares of a par value of US$3.6 each, comprising (a) 831,833,333.33̅ class A ordinary shares of a par value of US$3.6 each and (b) 1,500,000 class B ordinary shares of a par value of US$3.6 each, to US$83,333.33̅ divided into 833,333,333.33̅ shares of a par value of US$0.0001 each, comprising (a) 831,833,333.33̅ class A ordinary shares of a par value of US$0.0001 each and (b) 1,500,000 class B ordinary shares of a par value of US$0.0001 each; (2) proposal two: to consider and approve as an ordinary resolution that, immediately following the Share Capital Reduction and Reorganization becoming effective, the authorised share capital of the Company be increased from US$83,333.33̅ divided into 833,333,333.33̅ shares of a par value of US$0.0001 each, comprising (a) 831,833,333.33̅ class A ordinary shares of a par value of US$0.0001 each and (b) 1,500,000 class B ordinary shares of a par value of US$0.0001 each, to US$300,000 divided into 3,000,000,000 shares of a par value of US$0.0001 each, comprising (a) 2,994,600,000 class A ordinary shares of a par value of US$0.0001 each and (b) 5,400,000 class B ordinary shares of a par value of US$0.0001 each, by the creation of (i) 2,162,766,666.66̅ class A ordinary shares of a par value of US$0.0001 each, and (ii) 3,900,000 class B ordinary shares of a par value of US$0.0001 each (the “Share Capital Increase”); (3) proposal three: subject to the approval by the shareholders of the Share Capital Reduction and Reorganization and the Share Capital Increase, to consider and approve as a special resolution to amend and restate the existing fourth amended and restated memorandum and articles of association of the Company by the deletion in their entirety and the substitution in their place of the fifth amended and restated memorandum and articles of association of the Company (the “Fifth Amended and Restated M&AA”) included in Exhibit 3.1 to the Form 6-K filed by the Company with the U. S. Securities and Exchange Commission on April 21, 2026, which incorporate amendments including but not limited to the Share Capital Reduction and Reorganization and the Share Capital Increase, and effective upon the Share Capital Reduction and Reorganization and the Share Capital Increase, and to authorize Board to do all other acts and things as the Board considers necessary or desirable in connection with the adoption of the Fifth Amended and Restated M&AA, including without limitation, instructing the Company’s registered office provider to attend to all necessary filings with the Registrar of Companies in the Cayman Islands; and (4) proposal four: It is noted that, at the extraordinary general meeting of shareholders of the Company held on 22 December 2025 (the “Prior EGM”), the shareholders approved and authorised the Board, at its absolute and sole discretion, implement one or more share consolidation(s) of the ordinary shares of the Company, and determine the exact consolidation ratio and effective date of such share consolidation during a period of two years of the date of the Prior EGM, provided that the accumulative consolidation ratio for all such share consolidation(s) shall not be more than 3000:1, and on 24 December 2025, the Board implemented a share consolidation with the exact ratio as twelve (12)-for-one (1) whereby every twelve (12) class A ordinary shares of a par value of US$0.3 each be consolidated into one (1) class A ordinary share of a par value of US$3.6 of the Company and every twelve (12) class B ordinary shares of a par value of US$0.3 each be consolidated into one (1) class B ordinary share of a par value of US$3.6 of the Company. To consider and approve as an ordinary resolution to further expand the authorisation granted to the Board in relation to share consolidation(s), and in particular: (i) to implement one or more share consolidation(s) of ordinary shares, whereby all the issued and outstanding and unissued ordinary shares in the authorised share capital of the Company be consolidated, at any one time or multiple times during a period of up to three years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 4000:1; (ii) to authorise the Board, at its absolute and sole discretion, to either (a) implement one or more Share Consolidation(s), and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of three years of the date of the Meeting; or (b) elect not to implement any Share Consolidation(s) during a period of three years of the date of the Meeting; (iii) to authorise the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidation(s) so that no fractional shares be issued in connection with the Share Consolidation(s) and all fractional shares resulting from the Share Consolidation(s) will be rounded up to the whole number of shares; and (iv) if and when deemed advisable by the Board in its sole discretion, to authorise any director or officer of the Company, for and on behalf of the Company, to instruct the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and make necessary filing(s) to reflect the Share Consolidation(s) and to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s).

A copy of the Company’s Fifth Amended and Restated M&AA is attached as Exhibit 3.1 to this Form 6-K.

This report on Form 6-K and the attached exhibit are incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-281314), as amended, and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits Index

Exhibit No.	Description
3.1	Fifth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2026

Digital Currency X Technology Inc.

By:	/s/ Melissa Chen
Name:	Melissa Chen
Title:	Chief Executive Officer